The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

August 11, 2016

VIA EDGAR

Terence O’Brien, Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    The New Home Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed April 29, 2016
File No. 1-36283

Dear Mr. O’Brien:

The New Company Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 28, 2016, with respect to the Company’s Form 10-K filed with the Commission on February 26, 2016 for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Form 10-Q filed with the Commission on April 29, 2016 for the quarterly period ended March 31, 2016 (the “Form 10-Q”) (File No. 1-36283).

We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind. Set forth below is the heading and text of each comment followed by the Company’s response:

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations, page 38

August 11, 2016

1.
We note from the Business section that your homebuilding operations are focused in the coastal Southern California, San Francisco Bay, metro Sacramento, and Phoenix areas. To allow investors to better understand your historical operating results and future prospects, please provide the operating data – wholly-owned projects at the area level and/or project level in addition to the consolidated level. In this regard, we note that the areas have different economics factors, widely different pricing, and differing profit margins.

Response:
We acknowledge the Staff's comment and provide the following response.
We currently operate almost exclusively in California1. Since the time of our formation in 2009, we have considered our homebuilding operations a single operating and reportable segment and our fee building operations as a single operating and reportable segment. We view our homebuilding operations in California as one operating segment given (1) the historically low level of homebuilding activities in this segment, (2) the shared resources and staffing utilized to manage operations throughout the state and (3) that individual projects, or geographic areas within this segment, do not meet all the criteria under ASC 280-10, Segment Reporting to be reported as a separate operating segment due to lack of available “discrete financial information” as defined in ASC 280-10.
We have not provided disaggregated operating data within California at the area or project level because we believe the geographic areas in which we operate exhibit similar long-term economic characteristics and do not fluctuate primarily based on the specific geographic region. Instead, sales trends, pricing and gross margins can vary between communities based on numerous factors such as the stage of completion of the land under which the underlying homes will be constructed (e.g., raw land, partially improved land or finished lots), lot size, lot views and topography, school district(s), proximity to retail centers and major transportation hubs, and amenities contained within a master-planned community. We further believe the qualitative characteristics of our homebuilding operations within the whole state of California to be similar. The nature of homes, construction processes, types of homebuyers and methods of selling and marketing throughout California are materially consistent. In addition, all regions of California operate in a similar regulatory environment. For example, the California Bureau of Real Estate has jurisdiction over the entire state.
We note that of 19 public homebuilders, none report disaggregated operating data for California below the state level and a substantial majority include the entire state of
1 Our Arizona operations began during the first quarter of 2016 and only consist of one community owned by an unconsolidated joint venture that is currently in the planning and development stage. Construction and sales activities in this community are expected to commence in the second half of 2016. Revenues relating to this unconsolidated joint venture (which is accounted for under the equity method of accounting and included in the homebuilding segment) are not expected until the middle to latter half of fiscal 2017. Outside of this joint venture community, we have no other current operations in Arizona.

August 11, 2016

California as part of a larger regional segment and report operating data only for such larger regional segment. We further note that most public homebuilders do not provide disaggregated operating data below the segment level; although we acknowledge that some public homebuilders aggregate multiple states into one reporting segment and provide disaggregated data (usually by state) within each segment. As indicated above, however, our review shows that in all cases, other public homebuilders have determined that California is either a single segment, or one of two or more states aggregated into a larger reporting segment. Thus, the Company believes it is providing investors comparable operating data consistent with what other public homebuilders provide (i.e., at the segment level). In the Company’s case, it has provided such operating data at its homebuilding segment and fee building segment levels.
As we grow, we will continue to monitor the activity of our operations in California, Arizona and any future expansion areas, and will reevaluate the basis on which we provide operating data and adjust as appropriate.
Based on all the factors noted above, we do not believe disaggregated operating data within California is material to a reasonable investor's understanding of our business.

2.
We note that you include management fees from joint ventures within the Fee Building reportable segment. Please expand your disclosures to clarify if there are material costs associated with the management fees.

Response:
We acknowledge the Staff’s comment and confirm that there are no other material costs associated with management fees other than an allocation of G&A expenses, as currently disclosed. We will clarify our disclosure regarding material costs associated with our management fees from joint ventures in future filings.
Item 15. Exhibits and Financial Statement Schedules, page 56

3.
Please tell us why you did not include financial statements for fiscal year 2015, either audited or unaudited depending on the results of the significance tests, for LR8 Investors, LLC, Larkspur Land 8 Investors LLC, and TNHC-HW Foster City LLC. Please refer to Article 3-09(b) of Regulation S-X for guidance.

Response:
The Company acknowledges the Staff's comment and advises the Staff that it has considered the requirements of Rule 3-09 of Regulation S-X for each of its unconsolidated joint ventures for the periods presented.
Rule 3-09 requires the registrant to file separate annual financial statements for each significant equity method investee for which either the investment or income test set forth in Rule 1-02(w) of Regulation S-X exceeds 20% for any of the registrant's fiscal years required to be prese

August 11, 2016

nted in the filing, and that the periods in which the significance test exceeds 20%, such financial statements will be audited. For the year ended December 31, 2015, TNHC Meridian Investors LLC and TNHC Newport LLC, the lower-tier investee of TNHC Meridian Investors, were the only unconsolidated joint ventures that met either the investment or income test pursuant to Rule 1-02(w). The remaining three unconsolidated joint ventures included in our 2015 Form 10-K and their 2015 metrics associated with S-X Rule 3-09 were as follows:

Company unconsolidated joint venture entity	LR8 Investors	Larkspur Land 8 Investors	TNHC-HW Foster City
Investment Test for S-X Rule 3-09 analysis as a % of Company consolidated total assets	0.02%	0.03%	0.01%
Income Test for S-X Rule 3-09 analysis as a % of Company consolidated total net income before taxes	0.3%	2.6%	1.8%
Based on the calculated metrics, we determined that the 2015 financial data related to the unconsolidated joint ventures shown in the table above do not meet the S-X Rule 3-09 significance thresholds to require audited financial statements for those periods. Furthermore, we concluded that the relative significance of these unconsolidated joint ventures was de minimis.
We considered the other financial information that was already included elsewhere in our Form 10-K filing as well as the de minimis nature of such financial statements and determined at the time that the exclusion of the unaudited 2015 financial statements of LR8, Larkspur and Foster City was appropriate. With respect to such other financial information, we reference you to page 13 and 48 of our Form 10-K which includes, in tabular format, a listing of all our unconsolidated joint ventures, the Company’s equity investment in each, balance sheet information, unit count activity, and our estimated remaining commitment to the joint ventures at December 31, 2015. We also included summarized condensed combined financial statement information about our unconsolidated joint ventures in Note 5 of our audited consolidated financial statements. Based on the above, we concluded that the information contained in our filing was sufficient for an investor to gain an understanding of the financial position and operations for our significant joint ventures without providing separate unaudited financial statements for 2015 for each of these insignificant investees. Notwithstanding the foregoing, we reevaluated our analysis and respectfully acknowledge that we misinterpreted the de minimis exception and plan to amend our Form 10-K to include the unaudited 2015 financial statements of LR8, Larkspur and Foster City.

4.
Please confirm to us that your other joint ventures accounted for using the equity method of accounting for which you have not provided separate financial statements did not meet the 20% threshold for either of the two significance tests for any of the

August 11, 2016

three years ended December 31, 2015 in accordance with the guidance in Article 3-09 of Regulation S-X.
Response:
We confirm that our other joint ventures, for which financial information has not been provided, did not meet the 20% threshold for either the income or investment test for the three years ended December 31, 2015 in accordance with Article 3-09 of Regulation S-X.
1. Organization and Summary of Significant Accounting Policies, page 63 Selling and Marketing Expense, page 67

5.
We note your disclosure that you capitalize selling and marketing costs incurred to sell real estate projects within real estate inventories. Please tell us the specific reference to the authoritative literature that supports your accounting. Please also tell us (a) the amount of these costs incurred and capitalized to inventories during each of the three years ended December 31, 2015 and subsequent interim periods; (b) the amount of capitalized costs included in inventories as of December 31, 2015, December 31, 2014, and subsequent interim periods; and (c) the amount recognized in your consolidated statements of operations for each of the three years ended December 31, 2015 and subsequent interim periods. Please refer to ASC 330-10-30-8 for guidance. To the extent that you are able to demonstrate these costs are appropriately included within inventories, please provide us with the specific reference to the authoritative literature that supports including a portion of inventory costs within selling and marketing expense rather than within cost of homes sales.

Response:
The real estate project costs guidance in ASC 970, Real Estate — General, addresses accounting for the costs of real estate projects, including selling and marketing costs. The general principle in the guidance for real estate project costs is that if costs are directly associated with a real estate project (i.e., development, construction, and selling and marketing), they are capitalized and all other costs are charged to expense as incurred.
ASC 970-340-25-13 states “Costs incurred to sell real estate projects shall be capitalized if they meet both of the following conditions:

a)	They are reasonably expected to be recovered from the sale of the project or from incidental operations

b)	They are incurred for either of the following:

a.	Tangible assets that are used directly throughout the selling period to aid in the sale of the project

b.	Services that have been performed to obtain regulatory approval of sales.”

In addition, ASC 970-340-25-14 states “Examples of costs incurred to sell real estate projects that ordinarily meet the criteria for capitalization are costs of model units and their

August 11, 2016

furnishings, sales facilities, legal fees for preparation of prospectuses, and semi-permanent signs.” The selling and marketing costs we capitalize primarily relate to model home design, décor and landscaping, signage, and sales office/design studio setup costs, all of which meet the criteria stated in ASC 970-340-25-13 and are consistent with the examples given in ASC 970-340-25-14.
The amount of capitalizable selling and marketing costs incurred and capitalized to inventories for the three years ended December 31, 2015 was $8.1 million, $5.5 million, and $1.2 million. The amount of capitalized selling and marketing costs included in inventories as of December 31, 2015 and 2014 was $9.3 million and $5.9 million, respectively. The amount of capitalized selling and marketing costs included in our statements of operations for each of the three years ended December 31, 2015 was $4.8 million, $0.8 million, and $0.6 million. The amount of capitalizable selling and marketing costs incurred and capitalized to inventories for the three months ended March 31, 2016 and June 30, 2016 was $2.8 million and $5.3 million, respectively. The amount of capitalized selling and marketing costs included in inventories as of March 31, 2016 and June 30, 2016 was $11.3 million and $15.1 million, respectively. The amount of capitalized selling and marketing costs included in our statements of operations for the three months ended March 31, 2016 and June 30, 2016 was $0.8 million and $1.6 million, respectively.
In regards to the Staff’s question related to capitalized selling and marketing expenses not being included in cost of home sales, we refer to ASC 970-340-40-1, which states “Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized and earned.” However, ASC 970-340-40-1 does not specifically state to which line item within the income statement these capitalizable costs must be expensed. After further consideration and in order to present our operating results more consistently with our peers, we believe the amortization of these capitalizable selling and marketing costs is better reflected as a selling and marketing expense in the income statement as these costs are associated with the selling and marketing of the related production homes within a community rather than cost of goods sold of a specific model home unit. As such, we made this change effective January 1, 2016, and made conforming changes to our income statements for all periods presented in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2016 and June 30, 2016 as disclosed. In addition, on April 29, 2016, we furnished on Form 8-K the resulting reclassification for all interim periods and the full year of 2015 in connection with our first quarter 2016 earnings release.
The Company acknowledges the Staff's reference to ASC 330-10-30-8 and advises the Staff that it has considered the guidance as it relates to selling expenses as part of inventory costs. As described above, under the industry-specific guidance of ASC 970, the selling and marketing costs we capitalize meet the criteria for capitalization as stated in ASC 970-340-25-13 and are consistent with the examples given in ASC 970-340-25-14.

August 11, 2016

Report of Independent Auditors, page 83

6.
Please amend your fiscal year 2015 Form 10-K to include a report from Ernst & Young LLP for TNHC Meridian Investors LLC that includes the same periods in the opinion paragraph that are included in the introductory paragraph.

Response:
We have discussed this comment with our independent registered public accounting firm and concur with your comment that the opinion should have stated “the two year period ended December 31, 2015” instead of “the year period ended December 31, 2015”.  The failure to include the word “two” was an administrative error, which occurred at the time the report was prepared to be Edgarized. We and our independent registered public accounting firm confirm that the opinion in this report covers the balance sheet at December 31, 2015 and 2014 and the results of operations and cash flows for the two year period ended December 31, 2015, and the period from August 20, 2013 (inception) to December 31, 2013. Our independent registered public accounting firm provided us a manually signed copy of its opinion at the time we issued our 2015 Annual Report on Form 10-K, which included the appropriate wording. Also, the audit opinion included in our 2014 Form 10-K included the appropriate wording in both the introductory paragraph and opinion paragraph.
We will file an amendment to our Form 10-K to include the opinion with the correct language. In addition, we will ensure that our reports in future filings appropriately reflect the correct wording.
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 26

7.
We note that you recognized a loss of $7,000 from equity method investees for the first quarter of fiscal year 2016 as compared to income of $1.9M for the first quarter of fiscal year 2015. Please expand your discussion and analysis to address why you recognized a loss for the 2016 quarter. In this regard, an explanation that land sales declined does not provide investors with sufficient information to understand what occurred during the 2016 quarter and whether this trend is expected to continue for the rest of fiscal year 2016.

Response:
The Company acknowledges the Staff's comment and advises the Staff that it will expand its disclosures in future filings when describing changes in income from equity method investees. We further advise the Staff that for the period referenced, one joint venture had land sales revenue of $23.5 million during the 2015 first quarter compared to $1.4 million

August 11, 2016

in the 2016 first quarter, and accounted for 72% of the change in income from joint ventures and the remainder of the change primarily related to one joint venture that closed out its operations in 2015 and therefore, did not generate income during the 2016 first quarter. In addition, if we recognize a loss from our unconsolidated joint ventures within a future interim period, we will discuss whether such loss is a trend that is expected to continue or not.
***

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at (949) 382-7826 with any questions.

Very truly yours,

/s/ John M. Stephens

John M. Stephens
Chief Financial Officer